Shareholder Update


Annual Meeting Results
An annual meeting of the funds shareholders was held on August 27, 2001. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.



(1) The funds preferred shareholders elected the following directors:

                                    Shares    Shares Withholding
                                   Voted For  Authority to Vote

Minnesota Municipal Term Trust
Roger A. Gibson			     427		6
Leonard W. Kedrowski		     427		6

Minnesota Municipal Term Trust II
Roger A. Gibson			     692		0
Leonard W. Kedrowski		     692		0



(2) The funds preferred and common shareholders, voting as a class, elected the following directors:

                                 Shares     Shares Withholding
                                Voted For   Authority to Vote

Minnesota Municipal Term Trust
Robert J. Dayton		4,923,611	561,776
Andrew S. Duff			5,413,712	 71,565
Andrew M. Hunter III		5,413,082	 72,305
John M. Murphy, Jr.		5,413,222	 72,165
Richard K. Riederer		5,415,034	 70,353
Joseph D. Strauss		5,415,034	 70,353
Virginia L. Stringer		5,414,027	 71,360
James M. Wade			5,414,027	 71,360

Minnesota Municipal Term Trust II
Robert J. Dayton		2,957,449	320,750
Andrew S. Duff			3,239,647 	 38,552
Andrew M. Hunter III		3,242,056	 36,143
John M. Murphy, Jr.		3,231,430	 46,769
Richard K. Riederer		3,242,030	 36,169
Joseph D. Strauss		3,233,863	 44,336
Virginia L. Stringer		3,236,572	 41,627
James M. Wade			3,240,556	 37,643


(3)  The funds preferred and common shareholders, voting as
a class, ratified the selection by a majority of the
independent members of the funds Board of Directors of Ernst and Young LLP as the independent public accountants for the
funds for the fiscal year ending December 31, 2001.  The
following votes were cast regarding this matter:
   Shares         Shares
			          Voted      Voted	         Broker
				   For      Against Abstentions Non-Votes
Minnesota Municipal Term Trust    5,420,415  22,347   42,624 	   -
Minnesota Municipal Term Trust II 3,247,735  15,106   15,357       1


(4) The preferred and common shareholders of Minnesota Municipal Term Trust, voting as a class, approved a plan of liquidation and dissolution for the fund, providing for the sale of all of the assets of the fund and the distribution of the proceeds to fund shareholders on or shortly before April 15, 2002. The following votes were cast regarding this matter:
       Shares     Shares
			        Voted    Voted 	             Broker
				 For    Against Abstentions Non-Votes
Minnesota Municipal Term Trust 2,933,121 77,988	  109,638   2,364,484



Terms and Conditions of the Dividend Reinvestment Plan

As a shareholder, you may choose to participate in the Dividend Reinvestment Plan. Its a convenient and economical way to buy additional shares of the fund by automatically reinvesting dividends and capital gains. The plan is administered by EquiServe, the plan agent.

Eligibility/Participation
You may join the plan at any time. Reinvestment of distributions will begin with the next distribution paid, provided your request is received at least 10 days before the record date for that distribution.

If your shares are in certificate form, you may join the plan directly and have your distributions reinvested in additional shares of the fund. To enroll in this plan, call EquiServe at 1-800-543-1627. If your shares are registered in your brokerage firms name or another name, ask the holder of your shares how you may participate.

Banks, brokers or nominees, on behalf of their beneficial owners who wish to reinvest dividend and capital gains distributions, may participate in the plan by informing EquiServe at least 10 days before the next dividend and/or capital gains distribution.

Plan Administration
Beginning no more than five business days before the dividend payment date, EquiServe will buy shares of the fund on the New
York Stock Exchange (NYSE) or elsewhere on the open market.

The fund will not issue any new shares in connection with the plan. All reinvestments will be at a market price plus a pro rata share of any brokerage commissions, which may be more or less than the funds net asset value per share. The number of shares allocated to you is determined by dividing the amount of the dividend or distribution by the applicable price per share.

There is no direct charge for reinvestment of dividends and apital gains, since EquiServe fees are paid for by the fund. However, each participant pays a pro rata portion of the brokerage commissions. Brokerage charges are expected to be lower than those for individual transactions because shares are purchased for all participants in blocks. As long as you continue to participate in the plan, distributions paid on the shares in your account will be reinvested.

EquiServe maintains accounts for plan participants holding shares in certificate form and will furnish written confirmation of all transactions, including information you need for tax records. Reinvested shares in your account will be held by quiServe in noncertificated form in your name.

Tax Information
Distributions invested in additional shares of the fund are subject to income tax, just as they would be if received in cash. When shares are issued by the fund at a discount from market value, shareholders will be treated as having received distributions of an amount equal to the full market value of those shares. Shareholders, as required by the Internal Revenue Service, will receive Form 1099 regarding the federal tax status of the prior years distributions.

Plan Withdrawal
If you hold your shares in certificate form, you may terminate your participation in the plan at any time by giving written notice to EquiServe. If your shares are registered in your brokerage firms name, you may terminate your participation via verbal or written instructions to your investment professional. Written instructions should include your name and address as they appear on the certificate or account.

If notice is received at least 10 days before the record date, all future distributions will be paid directly to the shareholder of record.

If your shares are issued in certificate form and you discontinue your participation in the plan, you (or your nominee) will receive an additional certificate for all full shares and a check for any fractional shares in your account.

Plan Amendment/Termination
The fund reserves the right to amend or terminate the plan. Should the plan be amended or terminated, participants will be notified in writing at least 90 days before the record date for such dividend or distribution. The plan may also be amended or terminated by EquiServe with at least 90 days written notice to participants in the plan.

Any questions about the plan should be directed to your investment professional or to EquiServe LP, P.O. Box 43011, Providence, RI
02940-3011, 1-800-543-1627.